SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Actimize Expands Business with Penson Financial Services, Inc.,

Dated June 8, 2010.

99.2 Press Release: NICE Receives Highest Ranking and Hot Vendor Award for Agent Performance Management in Research by Advisory Services Firm Ventana Research,

Dated June 15, 2010.

99.3 Press Release: Ronald Reagan Washington National Airport Completes Implementation of NICE`s IP Video Solution in Follow-on Project to Enhance Safety and Security for 18 Million Annual Passengers, Dated June 15, 2010.

99.4 Press Release: NICE Actimize Named Top Anti-Money Laundering Solutions Provider in Operational Risk & Regulation Rankings, Dated June 16, 2010.

99.5 Press Release: Saxo Bank Standardizes on Full Anti-Money Laundering Suite from NICE Actimize to Improve Regulatory Compliance, Dated June 23, 2010.

99.6 Press Release: NICE Inform, Incident Management Solution available as part of Motorola`s Latest Release of Dimetra(TM) IP Radio System for Public Safety, Dated June 29, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  July 8, 2010

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EXHIBIT INDEX

99.1 Press Release: NICE Actimize Expands Business with Penson Financial Services, Inc.,

Dated June 8, 2010.

99.2 Press Release: NICE Receives Highest Ranking and Hot Vendor Award for Agent Performance Management in Research by Advisory Services Firm Ventana Research,

Dated June 15, 2010.

99.3 Press Release: Ronald Reagan Washington National Airport Completes Implementation of NICE`s IP Video Solution in Follow-on Project to Enhance Safety and Security for 18 Million Annual Passengers, Dated June 15, 2010.

99.4 Press Release: NICE Actimize Named Top Anti-Money Laundering Solutions Provider in Operational Risk & Regulation Rankings, Dated June 16, 2010.

99.5 Press Release: Saxo Bank Standardizes on Full Anti-Money Laundering Suite from NICE Actimize to Improve Regulatory Compliance, Dated June 23, 2010.

99.6 Press Release: NICE Inform, Incident Management Solution available as part of Motorola`s Latest Release of Dimetra(TM) IP Radio System for Public Safety, Dated June 29, 2010.

____ 4 ____

Press Contact:

Jonathan Stotts

NICE Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1-877-245-7449

daphna.golden@nice.com

NICE Actimize Expands Business with Penson Financial Services, Inc.

NEW YORK - JUNE 8, 2010 - NICE Actimize, a NICE Systems company (NASDAQ: NICE), today announced that Penson Financial Services, Inc. (PFSI) has expanded its use of Actimize`s anti-money laundering (AML) technology to include Actimize Suspicious Activity Monitoring and enterprise risk case management, as well as ad hoc solutions for adding rules and logic and conducting data analysis.

"The Actimize solutions we have added will further enhance our entire AML process for reviewing, recording and analyzing every completed transaction processed in a low cost, highly efficient manner," said Mark Bell, Chief Compliance Officer, AML for PFSI, a leading securities clearing firm in the US.

"We are pleased to provide Penson with a new generation of tools to meet ever-evolving regulatory requirements," said Amir Orad, President and CEO of NICE Actimize.  "Industry leaders like Penson understand the need for solutions that are not only powerful, but have the flexibility to adapt and grow with their business."

About NICE Actimize

NICE Actimize, a NICE Systems company (NASDAQ: NICE), is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. NICE Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. NICE Actimize provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions; built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, NICE Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Receives Highest Ranking and Hot Vendor Award for Agent Performance Management in Research by Advisory Services Firm Ventana Research

NICE ranked as the top supplier from over a dozen companies, based on weighted factoring of seven categories in the 2010 Ventana Research Value Index

RA`ANANA, ISRAEL, June 15, 2010 - NICE Systems (NASDAQ: NICE), a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, announced today that it has received the highest ranking in the newly published  report by leading benchmark, research and business technology advisory services firm Ventana Research, the "2010 Value Index for Agent Performance Management". NICE received the Hot Vendor award based on the weighted average it received as a result of Ventana Research`s evaluation of application vendors and their products, which focused on the following seven categories:  usability, manageability, reliability, capability, adaptability, vendor validation, and Total Cost of Ownership (TCO)/Return on Investment (ROI). The Hot Vendor category reflects best value based on a thorough and independent evaluation and audit that is based on research and verifiable facts.

Richard Snow, global research director and vice president of Ventana Research commented, "Our Value Index research provides clarity and detail about the solutions available in the Agent Performance Management market. It represents what buyers look for in conducting a RFP/RFI, and contains a detailed analysis of company and products. Based on our research NICE has come out on top with the widest functionality, depth and breadth of capabilities, customer satisfaction feedback, as well as the company`s commitment and hard work on Agent Performance Management solutions."

Ventana Research defines agent performance management as the effective management of all the business activities associated with handling customer interactions to ensure an optimal customer experience and alignment to a common set of customer and revenue goals and objectives. This definition extends beyond what is traditionally termed workforce optimization, encompassing a broader set of technologies, including analytics, call recording, call routing, agent compensation, quality monitoring, training and coaching and workforce management. Ventana Research`s benchmark research confirms that an investment in agent performance management, wisely done, is a strategic step toward improving an organization`s performance.

"We are pleased to be recognized yet again for our number one position in the market," said Benny Einhorn, Chief Marketing Officer NICE Systems Ltd. "NICE continues to lead the market in providing solutions that help organizations optimize Customer Dynamics and achieve outstanding business results. NICE SmartCenter is the optimal choice for capturing customer and business intent from across a variety of interaction channels, including phone, email and chat, analyzing these interactions to gain insights, and leveraging these insights for achieving a meaningful impact on business performance and success."

The Value Index for Agent Performance Management executive summary report can be downloaded at http://www.ventanaresearch.com/apmvalueindex.

About Ventana Research
Ventana Research is the leading benchmark research and business technology advisory services firm. We provide insight and expert guidance on trends and mainstream and disruptive technologies. Our unparalleled insights and best practices guidance are based on our rigorous research-based benchmarking of people, processes, information and technology across business and IT functions worldwide. The combination we offer of benchmark research, market coverage and in-depth knowledge of hundreds of technology providers means we can deliver business and technology education and expertise to our clients where and when needed to reduce the time requirements, cost and risk of technology investments. The Ventana Research Indexes - the Value Index and the Benchmark Index family - have redefined the research industry by providing accessible, easy-to-use research-based business and technology guidance to businesses. Ventana Research provides the most comprehensive analyst and research coverage in the industry; the many business and IT professionals worldwide who are members of our community benefit from Ventana Research's insights, as do highly regarded media and association partners around the globe. Our views and analyses are distributed daily through blogs and social media channels including Twitter, Facebook, LinkedIn, and Business Week's Business Exchange. Ventana Research was ranked the #1 analyst firm you can trust in enterprise software for 2009 for its relevance to the industry. To learn how Ventana Research advances the maturity of organizations use of information and technology through benchmark research, education and advisory services, or for more information about our monthly subscription-based service called Ventana On-Demand, visit www.ventanaresearch.com.

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and business intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

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Ronald Reagan Washington National Airport Completes Implementation of NICE`s IP Video Solution in Follow-on Project to Enhance Safety and Security for 18 Million Annual Passengers

NICE to further improve the Airport`s aviation security; project funded through the U.S. Transportation Airport Security Advanced Surveillance Program

Ra`anana, Israel, June 15, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that Ronald Reagan Washington National Airport has completed implementation of the NiceVision Net IP video surveillance solution, in a follow on project. The Airport selected NICE Systems as the result of a competitive solicitation process. This latest NICE deployment will help the Airport improve safety and security for its 18 million annual passengers, and provide a platform for future expansions and migration to IP video surveillance. The project is being funded through the U.S. Transportation Security Administration`s (TSA`s) Advanced Surveillance Program under the American Recovery and Reinvestment Act (ARRA).

Ronald Reagan Washington National Airport is the nearest commercial airport to the U.S. capital and is in close proximity to the White House, the Capitol, and the Pentagon. NICE`s video surveillance solutions are among the components by which the Airport ensures safety and security at its three terminals, checkpoint areas and the Airport grounds. Now, with funding for advanced surveillance equipment, the Airport has added the new NICE IP-based solution to further improve video resolution quality and performance and pave the way for future expansions and migration to IP video.

With its aviation security solutions and domain expertise, NICE enables Ronald Reagan Washington National Airport`s security personnel to anticipate, manage and mitigate security, safety and operational risks by capturing and analyzing video, and ensuring that the right people get the right information at the right time, to take action. Video data is indexed for easy retrieval, giving Airport security personnel an effective solution for event investigation, debriefing and reporting. Furthermore, NICE`s IP-based video surveillance solution accommodates both analog and IP cameras on a single platform, allowing the Airport to maintain its current infrastructure while having a path to migrate to IP.

"We are pleased that Ronald Reagan Washington National Airport has expanded its NICE deployment to provide solutions to improve aviation security," said Chris Wooten, president, Security Division Americas, NICE. "Aviation security is a market NICE knows and understands very well and our innovative security technology, ranging from open, IP-based video surveillance systems to full-fledged solutions for situation management, reflects our market leadership in the security sector."

The NICE video surveillance solution is part of the NICE security offering which enables the capture of security, safety and operational data from multiple sensors and systems, including audio, video, radio, web, and more. It offers content analysis for immediate and relevant insights and provides a framework for fusing data silos into a single, holistic view, delivering real-time situational awareness and incident management. The NICE offering provides real-time capabilities for handling security events to mitigate and prevent risk, as well as faster, more accurate and reliable post-event investigation capabilities.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

____ 8 ____

Press Contact:

Jonathan Stotts

NICE Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1-877-245-7449

daphna.golden@nice.com

NICE Actimize Named Top Anti-Money Laundering Solutions Provider in Operational Risk & Regulation Rankings

NICE Actimize awarded top-3 placements for all three of its core areas of business - `Anti-Fraud Software`, `Anti-Money Laundering` and `Compliance Monitoring & Control`

NEW YORK - JUNE 16, 2010 - NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that it has been ranked as the number one Anti-Money Laundering (AML) solution provider in Operational Risk & Regulation`s Compliance Software Rankings 2010. NICE Actimize also achieved the 2nd place position for Compliance Monitoring & Control and 3rd place in the Anti-Fraud Software category.

"When the regulatory environment gets tougher for financial institutions, demand for compliance software increases...In the anti-money laundering (AML) category - this year won by financial crime risk firm [NICE] Actimize, which has a large market share of the transaction monitoring market - trends driven by the financial criminals are bringing in investment firms and asset manager clients," reports David Benyon, staff writer at Operational Risk & Regulation.  "Efforts to cut down the number of systems in place have sought to combine anti-fraud and AML systems together. This has meant efficiency and brought benefits in profiling and prevention."

NICE Actimize provides an integrated suite of financial crime and compliance solutions to manage regulatory compliance, as well as fraud and money-laundering threats across all types of financial services businesses.  NICE Actimize`s packaged solutions have been proven effective across global and regional banking, securities, insurance firms and regulators.  The company`s strategy is to offer standalone, best-of-breed solutions that can be easily combined into a larger enterprise financial crime and compliance framework.  All solutions share a common technology platform, which offers cost and performance benefits when compared to integrating disparate systems.

"We are extremely pleased to have been recognised by the readers of Operational Risk & Regulation as providing highly respected products in the various financial crime verticals - fraud, AML and compliance," said Amir Orad, CEO of NICE Actimize. "With top-3 placements for each of our core areas of business, these rankings are evidence of the accelerating market acceptance of NICE Actimize and a clear testimonial to our achievement and progress in the past year."

Operational Risk & Regulation magazine's ranking methodology

Rankings were compiled from a survey conducted over four weeks in April. The survey was sent to readers of Operational Risk & Regulation from around the world and was also promoted through www.risk.net.  Respondents were asked to rank their top five companies across eight categories.  The results were compiled by Incisive Research, a subsidiary of Incisive Media.

For more information, please visit:

http://www.actimize.com/pdfs/ORR_Compliance_Software_Rankings_2010.pdf

About NICE Actimize

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. NICE Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions; built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, NICE Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Orad, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

____ 9 ____

Press Contact:

Jonathan Stotts

NICE Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1-877-245-7449

daphna.golden@nice.com

Pioneering Danish online retail brokerage firm experiencing quick 90-day deployment in Denmark with Europe and Asia expansion to follow

NEW YORK- JUNE 23, 2010 - NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that Danish Saxo Bank is implementing a securities-specific, enterprise-wide Actimize Anti-Money Laundering (AML) suite.  The bank will deploy Actimize Suspicious Activity Monitoring, Know Your Customer/Customer Due Diligence and Watch List Filtering solutions.

Once deployed across the bank`s largest operations in Denmark and across its European and Asian businesses, Saxo Bank is expected to have a fully automated enterprise-wide platform supporting AML strategy and compliance.  Saxo Bank is a rapidly growing online investment firm that is currently acquiring E*Trade`s Nordics operations, which includes client accounts in Denmark, Iceland, Finland, Estonia, Latvia, Lithuania, Sweden and Norway.

"Saxo Bank required an AML platform that is flexible enough to grow quickly with the firm as it expands into new regions and businesses," said Henrik Alsöe, Senior Vice President at Saxo Bank.  "After an extensive review of the available AML solutions, we determined that NICE Actimize`s solutions would be the best fit for Saxo Bank.  We needed a solution that provides comprehensive coverage and can be deployed quickly to help us manage our AML compliance risk.  The NICE Actimize solutions provide us with the best out-of-the-box AML coverage and the flexibility to grow with our firm over time as well as adapt to changing regulations."

NICE Actimize provides an integrated AML solution suite, including transaction monitoring, watch list filtering, sanctions monitoring and know your customer / customer due diligence, to help financial institutions comply with anti-money laundering rules and guidelines from regulators around the world.  NICE Actimize packaged solutions have been proven effective across global and regional banking, securities and insurance industries and offer rapid deployment and low total cost of ownership while leveraging a shared technology platform.    NICE Actimize`s integrated AML solution suite drives process efficiencies with shared activity profiles, workflow and a single customer view.

"NICE Actimize has a wealth of expertise in the capital markets industry," said Bruno Piers de Raveschoot, Managing Director, Head of NICE Actimize Europe and Asia Pacific.  "We are very happy to add Saxo Bank, a pioneering firm in Northern Europe, to our client base by providing them with our full suite of AML solutions designed specifically for the securities industry."

About Saxo Bank

Saxo Bank is an online trading and investment specialist, enabling clients to trade Forex, CFDs, Stocks, Futures, Options and other derivatives, as well as providing portfolio management via it online trading platforms. Saxo Bank is headquartered in Copenhagen with offices in Australia, China, the Czech Republic, France, Greece, Italy, Japan, the Netherlands, Singapore, Spain, Switzerland, UK, and the United Arab Emirates.

About NICE Actimize

NICE Actimize, a NICE Systems (NASDAQ:NICE) company, is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. NICE Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions; built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, NICE Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com

About NICE Systems

NICE Systems (NASDAQ:NICE) is the leading provider of intent-based solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Orad, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE Inform, Incident Management Solution available as part of Motorola`s Latest Release of Dimetra(TM) IP Radio System for Public Safety

Ra`anana, Israel, June 29, 2010 - NICE Systems Ltd., a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that NICE Inform, incident information management solution for public safety organizations, has successfully completed integration testing for Motorola`s TETRA (Terrestrial Trunked Radio) DIMETRA IP release 7. The integration of NICE Inform with the new DIMETRA release enables police, fire and ambulance services personnel with a cost efficient, IP-based solution for the recording, playback and storage of end-to-end encrypted public safety radio calls.

NICE Inform can be implemented right at the heart of the TETRA network to offer public safety professionals the assurances they need for the security and reliability of their communications storage and retrieval.

"With this solution Motorola has the option to offer NICE Inform pre-integrated as a part of the TETRA network to offer essential public services the assurances they need for security and reliability in their communications` storage and retrieval.   Motorola has sold hundreds of integrated NICE recording solutions worldwide. This addition to the portfolio represents another milestone in the close collaboration between the two companies dating from 2001." said Stephen Benwell, General Manager, Public Safety, at NICE.

NICE Inform is the world`s first full-spectrum multimedia incident information management solution for the security market. In the Motorola implementation with Dimetra IP 7.0 the solution allows the encrypted radio traffic to be securely recorded and stored, giving total end-to-end encryption and full peace of mind that it has not been tampered with.

About NICE Systems
NICE Systems is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com .

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bewell, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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